THIS AGREEMENT is made the 19th, day of June 2006 BETWEEN:

(1)

FORBES MEDI-TECH INC. a company continued under the laws of Canada whose principal place of business is at Suite 200 750 West Pender Street Vancouver BC Canada V6C 2T8 (“Forbes”); and

(2)

FAYREFIELD FOODS LIMITED a company incorporated under the laws of England and Wales whose principal place of business is at Englesea House Barthomley Road Crewe Cheshire CW1 5UF (“Fayrefield”).

WHEREAS:

(A)

Forbes-Fayrefield Limited (the “Company”) is a company limited by shares and incorporated in England with number 5748508 under the Companies Act 1985 and has at the date of this agreement an authorised share capital of £1,000,000-00 divided into 500,000 A ordinary shares of £1 each (“A shares”) and 500,000 B ordinary shares of £1 each (“B shares”) of which 1 A ordinary share has been issued and is fully paid up, beneficially owned by Fayrefield and registered in the name of Fayrefield or its nominees. The present director of the Company is John Beech and the Secretary is James Sadler.

(B)

The parties propose that Forbes-Fayrefield Limited should be used as their joint venture vehicle to broaden the distribution of Forbes proprietary ingredients containing finished products sold directly to retail customers (private label, own brand and branded) in the Territory with a view to providing category-based competitive alternatives to existing branded products for consumers seeking healthier food choices.

(C)

Accordingly the parties have agreed to subscribe for shares in Forbes-Fayrefield Limited and to enter into certain commitments and to regulate the exercise of their rights in relation to such joint company in the manner hereinafter appearing.

NOW IT IS AGREED as follows:

Definitions and interpretation

1.1

In this agreement unless the context otherwise requires:

‘Affiliate’

means in relation to any party or the Company any person, which controls or is controlled by any person, which controls that party;

‘the Board’

means the board of directors of the Company or the directors present at a duly convened meeting of the directors at which a quorum is present;

‘business day’

means a day on which banks are open for business in England;

‘Cause’

means the wilful and persistent failure by a director of the Company to properly perform his duties as a director, the wilful engaging by a director in conduct that is demonstrably and materially injurious to the Company or any director’s conviction of a crime constituting a felony or serious misdemeanour (or equivalent);

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‘the Company’

means the company specified or referred to in the recital above;

‘company’

references to ‘company’ shall be to any body corporate, wherever incorporated;

‘connected’

means, and a person shall be treated as being, connected with a party to this agreement if it is that party’s Affiliate or is a director of any such Affiliate or is entitled to exercise more than 30% of the aggregate voting rights normally exercisable at a shareholders’ meeting by all the shareholders of any such Affiliate;

‘control’

means the possession, directly or indirectly, of the right or power to direct or cause the direction of the management policies of a person either by contract or through ownership of shares or securities carrying a majority of the votes ordinarily exercisable by the holders of all such shares or securities or through the ability to appoint the majority of the directors or other governing officers of a person or through ownership of shares or other securities which carry the right to receive the greater part of the income of such person (if all its income were to be distributed) or the right to receive the greater part of the assets of such person (if all its net assets were to be distributed) or howsoever otherwise and ‘controlled’ shall be construed accordingly. A ‘change of control’ when applied to any party shall be deemed to have occurred if any person or persons who control such party at the date of the execution of this agreement (or the date such party becomes bound by this agreement if later) subsequently cease to control it or if any person or persons acting together subsequently acquire control of it;

‘financial year’

means any financial period of 12 months ending on 31st December of the Company and/or its Affiliate by reference to which it prepares or is obliged by law to prepare, audited accounts, but in the first year in which the Company is formed, means the period starting with the day the Company is formed and ending on 31st December 2006;

‘Governmental

Entity’

means any court, or federal, state, municipal or other governmental authority, department, commission, board, agency or other instrumentality of any country or jurisdiction;

‘party’ and

‘parties’

references to ‘party’ and ‘parties’ shall be construed as references to a party or the parties to this agreement;

‘pounds’

means pounds sterling being the lawful currency of England.

‘Territory’

means all member states as of the date of this agreement of the European Union but expressly excluding as regards the United Kingdom and Ireland the right to sell yoghurt, yoghurt drinks, margarine, milk and milk-based products and any products covered by Fayrefield’s Heartfelt brand name to Tesco plc [intentionally omitted] which right shall remain the exclusive preserve of Fayrefield and excluding also the right to sell into Scandinavia or the Baltic States save through Scanvit Oy.

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1.2

Any document referred to as being ‘in the agreed form’ shall mean a document in a form agreed by the parties at the date of this agreement and initialled by or on their behalf for identification purposes.

1.3

Limits or amounts expressed in a particular currency shall include amounts in other currencies, which shall be valued at their applicable rate of conversion at the relevant time.

1.4

References to clauses and appendices are to the clauses and appendices of this agreement.

1.5

A reference to a law is a reference to it as it is in force for the time being taking account of any amendments, extensions, applications or re-enactment and includes any subordinate legislation for the time being in force made under it.

1.6

The headings are inserted for convenience only and shall not affect the construction of this agreement.

Constitution and share subscription

2.1

Forthwith upon the execution of this agreement:

2.1.1

Fayrefield shall procure that Charles Butt and Laura Wessman shall (subject to them respectively consenting so to act) be appointed as additional directors of the Company;

2.1.2

Fayrefield shall procure that Nicholas Hilton and Daniel Harper shall (subject to them respectively consenting so to act) be appointed as additional directors of the Company and John Beech shall resign as a director; and

2.1.3

Fayrefield and Forbes shall subscribe in cash at par for new ordinary A shares and B shares respectively of £1 each in the Company as follows (Fayrefield waiving any right of pre-emption howsoever arising which it might have in respect of the subscriptions):

                                   Name                                                     Number of shares

                                   Fayrefield                                               9,799 A shares

                                   Forbes                                                  10,200 B shares

and the parties shall procure that a meeting of the Board is held at which all the shares specified above shall be allotted to Fayrefield and Forbes respectively and registered in their names in the numbers respectively subscribed by them credited as fully paid at par against immediate payment of the relevant subscription money.

2.2

Forthwith following the due performance of the provisions of clause 2.1 above the parties shall procure that:

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2.2.1

the registered office of the Company shall be Englesea House Barthomley Road Crewe Cheshire CW1 5UF England;

2.2.2

the auditors of the Company shall be KPMG;

2.2.3

the Company’s accounting reference date shall be changed to 31st December commencing on 31st December 2006 (so that its first accounting reference period shall be from its date of incorporation to 31st December 2006 (both dates inclusive)); and

2.2.4

the bankers to the Company shall be National Westminster Bank plc of 22 Castle Street Liverpool L2 0UP England; and

2.2.5

John Beech shall be appointed secretary of the Company.

Conditions

3.1

This agreement is conditional upon the completion by the parties of any necessary ancillary agreements required by the Company to effect the business of the Company as agreed from time to time by the parties.

3.2

Each party shall use its reasonable endeavours to procure the satisfaction of the condition specified in clause 3.1.

Representations and warranties of the parties

Except as may have been fully, fairly and accurately disclosed to the other party or parties prior to the date of execution hereof, each party severally represents and warrants to the other as follows:

4.1

It (and each of its Affiliates who execute any agreement or instrument as contemplated herein) is a corporation duly organised, validly existing and in good standing under the laws of its jurisdiction of organisation and has the requisite corporate power and authority and all necessary permits, authorisations, consents and approvals of all Governmental Entities to enter into and perform its obligations under this agreement (and/or such other agreements and instruments to be entered into by it under or in connection with this agreement).

4.2

The execution and delivery of this agreement (and all other agreements and instruments contemplated under it) by it and/or its Affiliates, the performance by it and/or its Affiliates of its or their respective obligations under it (and/or them) and the completion by it (and/or them) of the transactions contemplated by this and/or such other agreements have been duly authorised by all necessary corporate action and no other act or proceeding on the part of it and/or its Affiliates or its/their shareholders is necessary to approve the same.

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4.3

This agreement and all other agreements and instruments contemplated under this agreement have been duly and validly executed and delivered by it and/or its Affiliates and constitutes, and the other agreements and instruments to be executed and delivered by it and/or its Affiliates pursuant to this agreement, upon their execution and delivery by it (or them), will constitute (assuming in each case valid authorisation, execution and delivery thereof by each other party thereto) the due and legal valid and binding agreements of it (or them) enforceable against it (or them) in accordance with their respective terms.

4.4

None of the execution, delivery or performance of this agreement (and of any of the other agreements and instruments to be executed and delivered pursuant hereto) nor the completion of the transactions contemplated hereby or thereby, will, with or without the passage of time or the delivery of notice or both,

4.4.1

conflict with, violate or result in any breach of the terms, conditions or provisions of the memorandum and articles of association, charter or byelaws of it (or any of its Affiliates);

4.4.2

conflict with or result in a violation or breach of, or constitute a default or require consent of any person (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any material contract, notice, bond, mortgage, indenture, licence, franchise, permit, agreement, lease or other instrument or obligation to which it is (or they are) a party or by which it or they may be bound; or

4.4.3

violate any statute, ordinance or law or any rule, regulation, order, writ, injunction or decree of any Governmental Entity applicable to it or them or by which any of its or their properties or assets may be or become bound.

Directors and board meetings

5.1

At all times while this agreement remains in force the parties shall procure that the number of directors shall be not less than four and that (subject as otherwise expressly provided in this agreement) each of the parties shall be entitled to have appointed and to have removed up to the respective number of directors specified in the following provisions of this clause 5. The appointment or removal will take effect on the date on which the written notice referred to in the following provisions of this clause 5 is received by the Company or, if later, the date specified in that notice.

5.2

Subject as provided below at all times while it remains a shareholder in the Company Fayrefield shall, by written notice to the Company at its registered or principal office and the other party, be entitled to have appointed up to two directors of the Company at any time and to have any director so appointed removed. For this purpose Nicholas Hilton and Daniel Harper shall be deemed to have been appointed as directors of the Company at the request of Fayrefield.

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5.3

Subject as provided below at all times while it remains a shareholder in the Company Forbes shall, by written notice to the Company at its registered or principal office and the other party, be entitled to have appointed up to two directors of the Company at any time and to have any director so appointed removed. For this purpose Charles Butt and Laura Wessman shall be deemed to have been appointed as directors of the Company at the request of Forbes.

5.4

The party removing a director must indemnify the Company against any claim connected with the director’s removal from office.

5.5

Each party agrees to take such actions as any other party may reasonably require to give effect to the foregoing provisions of this clause.

5.6

The foregoing provisions of this clause 5 shall not prevent the parties resolving to remove a director for Cause but any such removal shall not prevent the appointing party (to the extent that it is still then entitled) to appoint a replacement pursuant to the provisions of this clause 5.

5.7

Matters presented to the Board shall be approved upon receiving the unanimous votes of the directors (or their alternates) present and voting at a Board meeting duly convened and held. At a meeting of directors, each director shall have one vote.

5.8

The Chairman of the Board shall be rotated annually between a director appointed by Fayrefield and a director appointed by Forbes. The first Chairman shall be Charles Butt. The Chairman shall not be entitled to any second or casting vote at any Board meeting.

5.9

Meetings of the Board shall (unless the parties otherwise agree) take place at such locations and at such time or times as may be agreed by two Fayrefield directors and two Forbes directors but not less frequently than once every 3 months.

5.10

Unless otherwise agreed by the parties, at least 28 days’ written notice of a meeting of the Board shall be given to all directors and their alternates together with a written agenda specifying the matters to be raised at the meeting. Upon notification of a meeting of the Board, any director shall be entitled to require the inclusion of a matter that he would like raised at the meeting provided that he notifies all the other directors and their alternatives of such inclusion not later than 7 days prior to the meeting.

5.11

The quorum for a meeting of the Board shall be four directors (at least two of whom should be appointed by Fayrefield and two by Forbes) present in person (at the meeting or present by conference telephone or by an alternate. In the event that no quorum is present at a meeting of the Board within half an hour of the time appointed for such meeting, then the same shall stand adjourned to the day which is 7 days from the date appointed for such meeting at the same time and place and when such adjourned meeting is convened, any two directors (one appointed by Fayrefield and one appointed by Forbes) present in person (directly or by means of conference telephone) or by an alternate, shall form a quorum.

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5.12

Each director shall have the right, by written notice to the Company, to appoint and remove an alternate to attend and vote in place of such director at any meeting of the Board. Such alternate may be a permanent appointment which shall be expressed to take effect in all circumstances. All such alternates shall be entitled to receive notices of all meetings of the Board. If an alternate is appointed for a specific meeting, then notice of the appointment of such alternate must be received by the Chairman (or the Company) before commencement of this meeting in question. If any person should cease to be a director for any reason, then the appointment by such person of an alternate shall cease to be effective immediately upon such person ceasing to be a director. An alternate shall be entitled to one vote for each director that he is representing.

Shareholders and general meetings

6.1

Unless otherwise agreed by all the parties, at least 28 days’ prior written notice of any meeting of the shareholders shall be given.

6.2

No business may be transacted at any meeting of the shareholders unless a quorum is present at such meeting. Two shareholders present in person (one of whom shall be a nominee of Fayrefield and one a nominee of Forbes), directly or by means of conference telephone or by proxy shall be a quorum for any meeting of the shareholders of the Company. In the event that no quorum is present at a meeting of the shareholders within half an hour of the time appointed for such meeting, then the same shall stand adjourned to the day which is 7 days from the date appointed for such meeting at the same time and place and when such adjourned meeting is convened the quorum shall be two shareholders present in person (one of whom shall be a nominee of Fayrefield and one a nominee of Forbes) present in person or by telephone or by proxy.

6.3

Resolutions by shareholders relating to any matter considered at a shareholders’ meeting shall be adopted only by unanimity of the votes cast at such meeting on such resolutions.

Business of the Company

7.1

The business of the Company shall unless and until otherwise determined under clause 10 below be confined to broadening the distribution of Forbes proprietary ingredients containing finished products sold directly to retail customers (private label, own brand and branded) in the Territory with a view to providing category-based competitive alternatives to existing branded products for consumers seeking healthier food choices and all other activities reasonably related thereto.

7.2

The business shall be carried on by the Company itself or through branches or Affiliates established in England or elsewhere and the Company shall establish such offices or other premises as the Board may decide.

Specific obligations of the parties

8.1

The parties shall procure that the Company (and any Affiliate from time to time controlled by it) shall:

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8.1.1

comply with all applicable statutes, regulations and orders of and applicable restrictions imposed by all Governmental Entities in England and any other jurisdiction which the Company and/or such Affiliate conducts its business, in respect of the conduct of such business and the ownership of its assets and properties (including applicable statutes, regulations, orders and restrictions in England and such other jurisdictions relating to environmental standards and controls);

8.1.2

do and cause to be done all things necessary to comply with all applicable laws in respect of this agreement and any other agreement contemplated hereby and shall obtain and maintain from time to time all authorisations from Governmental Entities which may at any time be required under the laws of England or in the jurisdiction where the Company and/or such Affiliate conducts its business or pursuant to any relevant applicable governmental policy that may be required by the Company and/or such Affiliate in connection with the transactions contemplated by this agreement and each other agreement contemplated hereby and shall take all necessary and appropriate action to ensure the continuance of all such authorisations obtained to the extent necessary for the performance by the Company and/or such Affiliate of all such obligations; and

8.1.3

pay all taxes, assessments and other governmental charges of any kind imposed on or in respect of its income, gains or any of its businesses or assets or in respect of taxes or other amount it is required by law to withhold from amounts paid by it to its employees or any other person before any penalty or interest accrues on the amount payable and before any lien on any of its property exists as a result of non-payment; PROVIDED that the Company and/or any such Affiliate shall not be required by this clause to pay any amount if it is diligently contesting its alleged obligation to pay that amount in good faith through appropriate proceedings and maintains appropriate reserves or other provisions in respect of the contested amount as may be required under applicable accounting policies.

8.2

Each party shall promptly notify the other as soon as it or any director appointed by it becomes aware of:

8.2.1

the occurrence of any event that constitutes a default or event of default under any indebtedness of the Company or any Affiliate controlled by it;

8.2.2

any litigation or governmental proceeding pending against the Company or any Affiliate controlled by it which can reasonably be expected to affect materially and adversely the assets, liabilities, business, operations, condition (whether financial or otherwise) or prospects of the Company or such Affiliate; and

8.2.3

any other event which is likely to affect materially and adversely the assets, liabilities, business, operations, condition (whether financial or otherwise) or prospects of the Company or any Affiliate controlled by it.

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8.3

The central management and control of the Company shall be exercised in the United Kingdom and the parties shall use their respective best endeavours to ensure that the Company is treated by all relevant authorities as being resident for taxation purposes in the United Kingdom. Unless otherwise agreed in writing by the parties all trading losses and amounts eligible for relief from corporation tax will be retained by the Company for use against its own profits and will not be made available in whole or in part to the parties.

Finance for the Company

9.1

Finance for the business of the Company shall be provided initially by the cash subscriptions for the shares referred to in clause 2 above and thereafter by loans from the Company’s bankers.

9.2

If the parties agree to increase the share capital of the Company, the shares will be issued in on proportion to the initial share allocation as noted in Section 2.1.3, or as otherwise agreed to by the parties.

Conduct of the joint venture

10.1

While this agreement remains in force, the parties shall procure that except with the written consent of both of them:

10.1.1

the general nature of the business of the Company shall not be changed from that described in clause 7 above;

10.1.2

no change shall be made in the authorised or issued share or loan capital of the Company nor shall any option or right to subscribe be granted to any person over any share or loan capital of the Company and no securities convertible into such share or loan capital shall be issued save that there shall be permitted an issue of ordinary shares which is made pursuant to a ‘permitted share issue’ as defined in clause 10.2 below;

10.1.3

no alteration shall be made in the byelaws, articles of association or other equivalent constitutional documents of the Company or the rights attaching to any class of shares therein;

10.1.4

no resolution shall be passed for the winding up of the Company nor shall any of the parties present or cause to be presented any petition for the winding up or administration of the Company or take any action for any procedure terminating or restricting the ability of the Board to arrange the business and affairs of the Company or subjecting it to the control or supervision of any court (unless in either case the Company shall become insolvent);

10.1.5

no new equity interest in the Company shall be created or conferred on any person (including any of the parties hereto) including but not limited to any arrangements for sharing income or profits and any other interest whether in the form of shares, convertible securities or loan stock or capital convertible into shares save that there shall be permitted an issue of ordinary shares which is made pursuant to a ‘permitted share issue’ as defined in clause 10.2 below;

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10.1.6

the Company shall not and shall not agree to:

10.1.6.1

acquire, whether by formation or otherwise, any Affiliate nor effect or permit the disposal or dilution of its interest, directly or indirectly in any Affiliate, whether by the sale, allotment or issue of any shares (or securities convertible into shares) in such Affiliate’s capital otherwise than to the Company or any reduction in the voting power or other powers of control exercisable in relation to the Affiliate by the Company;

10.1.6.2

sell, transfer, lease, licence or in any way dispose of all or a material part of its business, undertaking or assets, whether by a single transaction or series of transactions related or not (otherwise than in the ordinary course of the Company’s business) or agree to do so;

10.1.6.3

borrow any sums in aggregate in excess of £5,000-00 at any time;

10.1.6.4

undertake in any financial year or part any single item or series of items of capital expenditure (including finance leases but excluding operating leases) involving an aggregate liability:

(a)

during that financial year in excess of the sums provided for capital expenditure in the Business Plan referred to in clause 11 below for that year, and/or

(b)

during that and all future financial years in excess of £10,000-00;

10.1.6.5

enter into or vary any operating lease either as lessor or lessee of any property, plant or equipment of a duration exceeding 1 year or involving aggregate premium and annual rental payments for the operating lease in question in excess of £10,000-00;

10.1.6.6

factor or discount any book debts of the Company or agree to do so;

10.1.6.7

make any loan or advance or otherwise give credit (other than credit given in the normal course of the Company’s business and on normal arm’s length commercial terms) to any person except for the purpose of making deposits with its bankers;

10.1.6.8

give any guarantee, bond or indemnity in respect of or to secure the liabilities or obligations of any person (other than a wholly owned Affiliate of the Company) or agree to do so;

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10.1.6.9

create or issue any debenture, mortgage, charge or other security over any assets of the Company or agree to do so);

10.1.6.10

acquire any share or loan capital of any body corporate (including that of the Company or any Affiliate) or enter into any partnership or profit sharing arrangement with any person;

10.1.6.11

enter into or make any material change to any contract or transaction with:

(a)

any of the parties or their respective Affiliates or persons connected with any of them (except as expressly authorised in this agreement), or

(b)

any other persons except on normal arm’s length commercial terms;

10.1.6.12

enter into any agency or distribution agreement which is expressed to contain any element of exclusivity as regards any products or services dealt in or as to the geographical area for dealing in such products or services;

10.1.6.13

enter into or vary any licence or other similar agreement relating to intellectual property to be licensed to or by the Company or agree to do so;

10.1.6.14

enter into or make any material change to any contract of employment or for the provision of services with any director or senior manager of the Company (whatever his title or job description) including any increase in salary (other than any increase budgeted for in any agreed Business Plan);

10.1.6.15

enter into any contract of employment or for the provision of services to the Company by any specified individual which cannot be terminated on less than 3 months’ notice, without payment of compensation (other than statutory compensation) or vary any such contract so that it cannot be terminated;

10.1.6.16

introduce or vary any executive or employee stock or share option or profit sharing or bonus scheme of any nature;

10.1.6.17

engage any new employee at a salary in excess of £10,000-00 a year (other than as budgeted for in any agreed Business Plan), increase remuneration of an employee to a salary in excess of £10,000-00 a year (other than any increase budgeted for in any agreed Business Plan) or dismiss any employee with a salary in excess £10,000-00 a year other than for gross misconduct;

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10.1.6.18

enter into or vary any agreement for consultancy or management services which will, or is likely to, result in the Company being managed otherwise than by its directors or which involves a consideration exceeding £5,000-00 a year;

10.1.6.19

change the auditors of the Company or effect any significant change in the accounting principles and practices for the time being adopted by the Company;

10.1.6.20

change the names or the scope of authority of the persons authorised to sign cheques or other financial instruments on behalf of the Company;

10.1.6.21

adopt or amend once adopted any Business Plan referred to in clause 11.2;

10.1.6.22

change the business of the Company;

10.1.7

no act or event shall occur in relation to any Affiliate controlled by the Company which is analogous to or has a substantially similar effect to any of the matters referred to in clauses 10.1.6.1-10.1.6.22.

10.2

For the purposes of this clause 10 a ‘permitted share issue’ shall mean an issue by the Company of ordinary shares ranking pari passu in all respects with existing ordinary shares, offered by the Company to all the shareholders of the Company in proportion, as nearly as the circumstances permit, to the numbers of existing shares held by them under which such ordinary shares are offered for subscription at a price per share approved by the parties provided that no shares shall be issued to a person who is not a party to this agreement unless clause 19.1 below is first complied with in relation to that person.

Accounting matters, Business Plan and dividend policy

11.1

The parties shall procure that:

11.1.1

the Company and each Affiliate controlled by it shall at all times maintain accurate and complete accounting and other financial records in accordance with the requirements of all applicable laws and generally accepted international accounting principles;

11.1.2

monthly management accounts and reports containing such information as each party shall reasonably require shall be prepared and despatched by the Company to the parties within 15 days of the end of the month in question; and

11.1.3

each party and its respective authorised representatives shall be allowed access at all reasonable times to examine the books and records of the Company and each Affiliate controlled by it.

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11.2

The parties shall procure that the Company shall prepare an annual business plan (the ‘Business Plan’) for the Company and its Affiliates (if any) which shall include, in particular, in relation to the financial year to which it relates, the following:

11.2.1

an estimate of the working capital requirements of the Company incorporated within a cash flow statement together with an indication of the amount (if any) which it is considered prudent to retain out of the previous financial year’s distributable profits to meet such working capital requirements;

11.2.2

a projected profit and loss account;

11.2.3

an operating budget (including estimated capital expenditure requirements) and balance sheet forecast;

11.2.4

a review of the projected business;

11.2.5

a summary of business objectives; and

11.2.6

a financial report which will include an analysis of the results of the Company and its Affiliates (if any) for the previous financial year compared with the Business Plan for that year, identifying variations in sales revenues, costs and other material items.

The first Business Plan in respect of the financial year ending 31st December 2007 shall be prepared at least 60 days prior to 31st December 2006. Business Plans in respect of subsequent financial years shall be submitted for approval by the Board not later than 60 days before the commencement of the financial year in question.

11.3

Subject to circumstances prevailing at the relevant time including, in particular, the working capital requirements of the Company, it is the intention of the parties that the Company shall distribute by way of dividend in respect of each financial year provided that such dividend is lawful 100% of the post-tax profits of the Company for that financial year available for distribution. A distribution under this clause 11.3 in respect of any financial year will be made within 6 months of the day to which the audited accounts for that year are made up. The Board shall procure that the auditors of the Company shall certify whether such profits are available or not and the amount thereof. In giving such certificate the auditors shall act as experts and not arbitrators and their determination shall be final and binding on the parties.

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Promotion of Company’s business

12.1

Each of the parties to this agreement covenants with each other to use all reasonable endeavours to promote and develop the business of the Company to the best advantage in accordance with good business practice and the highest ethical standards.

12.2

Save as stated in this agreement each party undertakes with the other party (for the benefit also of such other party’s successors in title) that it will not and that it will procure that no Affiliate controlled by it will, either on its own account or in conjunction with or on behalf of any person, firm or company, for the period of 2 years after the establishment of the Company or, if earlier, the date on which such party ceases to be bound by this agreement to the extent set out in clause 19.4 below solicit, canvass or endeavour to entice away from the Company Fayrefield or Forbes or any Affiliate controlled by it any person who was within the previous 12 months prior to such party ceasing to be bound by this agreement (or in the case of an act of solicitation, canvassing or endeavouring to entice away prior to such cessation, the 12 months prior to such act) an officer, manager, employee, agent or consultant of the Company Forbes or Fayrefield or any such Affiliate whether or not such person would commit a breach of contract by reason of leaving service or office; and

12.3

Each party undertakes with the other (for the benefit also of such other party’s successors in title) and with the Company that it will not and that it will procure that no other Affiliate of it will either on its own account or in conjunction with or on behalf of any person, firm or company at any time after the date of this agreement, directly or indirectly use or attempt to use in the course of any business any valid trade or service mark, trade name, design or logo (whether registered or not) used in the business of the Company and owned by the Company or any other name, logo, trade or service mark or design which is or might be confusingly similar thereto.  The parties acknowledge that this does not apply to any name, logo trade or service mark used by the Company which is owned by Fayrefield or Forbes, their Affiliates or any other third party.

12.4

Each party undertakes to take all such steps as shall from time to time be necessary to ensure that no breach of clause 12.2 or clause 12.3 arises as a result of any action by any Affiliate controlled by it or any employee or agent of such party or of any such Affiliate.

12.5

Each of the undertakings in clauses 12.2 and 12.3 shall be construed as a separate and independent undertaking and if one or more of the undertakings is held to be void or unenforceable, the validity of the remaining undertakings shall not be affected.

12.6

Each party agrees that each of the restrictions and undertakings contained in clauses 12.2 and 12.3 are reasonable and necessary for the protection of each party’s legitimate interests in the goodwill of the Company and any Affiliate controlled by it, but if any such restriction or undertaking shall be found to be void or voidable but would be valid and enforceable if some part or parts of the restriction or undertaking were deleted, such restriction or undertaking shall apply with such modification as may be necessary to make it valid and enforceable.

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12.7

Without prejudice to clause 12.5, if any restriction or undertaking is found by any court or other competent authority to be void or unenforceable the parties shall negotiate in good faith to replace such void or unenforceable restriction or undertaking with a valid provision which, as far as possible, has the same commercial effect as that which it replaces.

Confidentiality

13.1

Each of the parties shall at all times use its best endeavours to keep confidential (and to procure that its respective employees, agents and representatives shall keep confidential) any information of a confidential nature which it or they may acquire in relation to each other or to the Company and any Affiliate controlled by them or it or in relation to the clients, business or affairs of every other party or of their respective or of any of the Company’s Affiliates and shall not use or disclose such information except as required by law or with the written consent of every other party or of the Company or the relevant Affiliate (as appropriate) or in accordance with the order of a court of competent jurisdiction or, in the case of information relating to the Company or its Affiliates controlled by it, for the advancement of the business of the Company or such Affiliate.

13.2

In relation to the provisions of this clause 13:

13.2.1

the parties shall procure that the Company and any Affiliates controlled by it shall use all reasonable endeavours to ensure that the officers, employees and agents of each of them shall observe a similar obligation of confidence in favour of the parties to this agreement;

13.2.2

the obligations of each of the parties contained in clause 13.1 above shall continue without limit in point of time but shall cease to apply to any information coming into the public domain otherwise than by breach by any such party of its obligations contained in this clause provided always that nothing contained in this clause 13 shall prevent any party from disclosing any such information to the extent required in or in connection with legal proceedings arising out of this agreement or any matter relating to or in connection with the Company; and

13.2.3

the expression ‘party’ shall include the Affiliates of any party and the employees or agents of that party and/or such Affiliates.

Share transfers

Save as otherwise expressly provided in this agreement, neither party shall while it remains a party to this agreement during the term of this agreement either sell, transfer, charge, encumber, grant options over or otherwise dispose of any legal or beneficial interest in any of the shares now held or subsequently acquired by it in the Company under or pursuant to this agreement or by virtue of its shareholding in the Company except with the prior written consent of the other party (which may be withheld for any reason or without giving any reason) and in compliance with the provisions of the constitution of the Company.

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Deadlock resolution

15.1

For the purposes of this clause 15 a ‘deadlock’ shall have and shall be deemed to have occurred in either of the following situations, namely:

15.1.1

if one of the parties acting in good faith shall give notice in writing to the other party, referring to this clause, that a particular matter (being one of those matters referred to in clause 10 above or any other matter requiring the approval of all of the parties under this agreement) having been considered or raised by the parties or any of them at a meeting of the Board or shareholders of the Company is not resolved upon with unanimity it will be considered again at a special meeting of the Board or shareholders (convened for this purpose by not less than 21 days’ written notice given by one party to the other stating the time and place for such meeting) and either (a) unanimity in favour of such resolution is again not achieved or (b) there shall not be present a representative of each party required to be present to constitute a quorum at such meeting within one hour of the time appointed for such meeting; or

15.1.2

if one party acting in good faith shall give notice in writing to the other party, referring to this clause, that a deadlock shall exist if a quorum is not achieved at the reconvening of a meeting of the Board or general meeting which has been adjourned for want of a quorum and such quorum is not achieved at the reconvened meeting.

15.2

If a deadlock shall occur the matter in respect of which the deadlock has arisen shall be referred for a decision by the Chairman of each of the parties hereto who shall discuss the matter in good faith and attempt to reach a decision thereon on behalf of the parties. If they shall fail to do so within 30 days of the matter being referred to them the Company shall be wound up as expeditiously as possible but in a proper professional manner and the parties shall co-operate to procure that Forbes shall retain the future benefit of any contracts which the Company has with customers within the European Union outside of the United Kingdom and Ireland and Fayrefield shall retain the future benefit of any contracts which the Company has with customers within the European Union in the United Kingdom and Northern Ireland.

Termination

16.1

This agreement shall continue in full force and effect until terminated in accordance with the provisions of this clause 16. Termination shall not affect any provision of this agreement expressed to have effect after termination or any rights, which any party may have against any other party subsisting at the time of termination.

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16.2

Any of the parties shall be entitled to terminate this agreement forthwith by notice in writing (but not after 90 days of the event in question first coming to the attention of the party entitled to give the notice) if the termination event set out below shall occur. The notice shall be served upon the party to which the event relates, and copies of the notice shall be given to all other parties to this agreement (if any). The effect of the notice shall be to terminate this agreement as between the party served and the remaining party or parties, but this agreement shall continue in full force and effect as between the remaining parties if more than one, but not if otherwise. The termination event is if any party, being a company, shall go into liquidation whether compulsory or voluntary (except for the purposes of a bona fide reconstruction or amalgamation with the consent of the other party, such consent not to be unreasonably withheld or delayed where there is no underlying insolvency) or any party shall have an administrator appointed, or shall have a receiver, administrative receiver or manager appointed over any part of its assets or undertaking (or have any similar official appointed or analogous process carried out under any applicable legal jurisdiction); or

16.3

This agreement shall terminate forthwith if an effective resolution is passed to wind up the Company or if the Company goes into liquidation howsoever effected.

16.4

[intentionally omitted]

Change of name

If any party shall cease to be a shareholder in the Company, and the corporate name of the Company or any of its Affiliates or any part of it contains any word or words the same as or similar to the corporate name or any distinctive part of the corporate name of that shareholder, the remaining party or parties shall procure that within 30 days of the party ceasing to be a shareholder the corporate name of the Company or its Affiliate shall be changed so as to exclude that word or those words.

Supremacy and general covenants

18.1

If any provisions of the constitution or constitutional documents of the Company at any time conflict with any of the provisions of this agreement, the provisions of this agreement shall prevail by the means set out in the following sentence. Each of the parties shall whenever necessary, including in the case referred to in the preceding sentence, exercise all voting and other rights and powers of control available to them from time to time to procure the alteration or operation of the constitution or constitutional documents to the extent necessary to permit the Company and its affairs to be carried out as provided in this agreement. For the avoidance of doubt, the constitution of the Company does not conflict and is not to be treated as conflicting with any provision of this agreement by which the parties agree to procure that anything be or not be done.

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18.2

Each of the parties shall exercise all voting rights and other powers of control available to them in relation to the Company and their shareholdings in it so as to procure (so far as each is respectively able by the exercise of those rights and powers) that at all times during the term of this agreement the provisions concerning the structure and organisation of the Company and the regulation by the parties of its affairs set out in this agreement are duly observed and given full force and effect and all actions required of the parties under this agreement are carried out in a timely manner. Without prejudice to the generality of the foregoing each party shall procure that each of its nominees or Affiliates who are shareholders in the Company and (subject to their fiduciary duties) each of the directors appointed or deemed to be appointed by it or them under or pursuant to clause 5 above shall execute and do all such acts and things and give and confer all such powers and authorities as they would have been required to execute, do, give or confer had they been a party to this agreement and had covenanted in the same terms as the party for which they are a nominee or of which they are an Affiliate (if a shareholder) or which appointed them (if a director).

18.3

Notwithstanding any other provision of this agreement if any party (or any other person connected with a party) shall be in dispute with or shall have a conflict of interest with that of the Company, that party (in its capacity as shareholder or otherwise) shall not do anything, and shall procure that the director or directors appointed or deemed to be appointed by it under or pursuant to clause 5 above shall not do anything or omit to do anything, which would or would be likely to prevent the Company from exercising or from deciding whether or not to exercise such rights as it may have in respect of the matter or against the party (or person connected with it) in question.

General

19.1

None of the parties may assign the benefit (or burden) of any provision of this agreement, or any legal or beneficial interest therein, separately from the shares in the Company held by it.

19.2

This agreement shall be capable of being amended by an instrument executed by all the parties for the time being.

19.3

No exercise or failure to exercise or delay in exercising any right, power or remedy vested in any party under or pursuant to this agreement shall constitute a waiver by that party of that or any other right, power or remedy.

19.4

Nothing in this agreement shall be deemed to constitute a partnership between the parties (or any of them) nor constitute any party or parties the agent of the other party or parties or otherwise entitle any party to have authority to bind any other party or parties for any purpose45.

19.5

Each party shall bear its own costs of or in connection with the preparation and execution of this agreement.

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19.6

No party shall be entitled to make or permit or authorise the making of any press release or other public statement or disclosure concerning this agreement or any of the transactions contemplated by it without the prior written consent of the other party or parties (except as required by any regulatory or other authority, but before any party makes any such release, statement or disclosure it shall, if and to the extent practicable, first supply a copy of it to the other party or parties and shall incorporate any amendments or additions reasonably required by it or them).

19.7

This agreement (together with all agreements and documents contemplated hereby and/or executed contemporaneously with it or annexed or referred to in it) constitutes the entire agreement between the parties in relation to the subject matter of it and supersedes all prior agreements and understandings whether oral or written with respect to that subject matter. Each party acknowledges to each other that it has not agreed to enter into this agreement in reliance upon any representation, warranty, assurance or commitment not contained herein or (to the extent that it had) hereby waives and releases all rights and remedies that it would otherwise have in respect of the same (otherwise than on grounds of fraud).

19.8

If any term, condition or provision of this agreement is held to be a violation of any applicable law, statute or regulation it shall be deemed to be deleted from this agreement and shall be of no force and effect and this agreement shall remain in full force and effect as if that term, condition or provision had not originally been contained in this agreement. Notwithstanding the foregoing, in the event of any such deletion the parties shall negotiate in good faith in order to agree the terms of a mutually acceptable and satisfactory alternative provision in place of the provisions so deleted.

19.9

This agreement may be executed in any number of counterparts or duplicates each of which shall be an original, but the counterparts or duplicates shall together constitute one and the same agreement.

19.10

Time shall be of the essence for the purposes of any provision of this agreement.

19.11

Save as otherwise expressly provided, no person who is not for the time being a party to this agreement shall have any right to enforce any term of this agreement.

19.12

If this agreement is translated into any language other than English, the English language text will prevail.

Notices

20.1

Any notice to be given by any party to this agreement shall be in writing in the English language and shall be deemed duly served if delivered personally or sent by fax or by prepaid registered post (airmail in the case of an address for service outside the country from which service is made) to the addressee at the address or (as the case may be) fax number of that party set opposite its name below:

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Fayrefield Foods Limited

                  Englesea House

                  Barthomley Road

                  Crewe

                  Cheshire

                  CW1 5UF

                  England

                  Fax: 0044 1270 582269

                  FORBES MEDI-TECH INC.

                  Suite 200

                  750 West Pender Street

                  Vancouver BC

                  Canada

                  V6C 2T8

                   Fax:  604-689-7641

or at any other address (or fax number) the party to be served may have notified (in accordance with the provisions of this clause) for the purposes of this agreement.

20.2

Any notice sent by fax shall be deemed served when despatched and any notice served by prepaid registered post shall be deemed served 48 hours after posting to an address in the country from which service is made or, where served by airmail, 5 days after posting to an address outside the country from which service is made. In proving the service of any notice it will be sufficient to prove, in the case of a letter, that the letter was properly stamped, addressed and placed in the post or delivered or left at the current address if delivered personally and, in the case of a fax, that the fax was duly despatched to the fax number of the addressee given above or subsequently notified for the purposes of this agreement.

Law and jurisdiction

21.1

This agreement shall be governed by, and construed in all respects in accordance with English law.

21.2

In relation to any legal action or proceedings to enforce this agreement or arising out of or in connection with this agreement (‘proceedings’) each of the parties irrevocably submits to the exclusive jurisdiction of the English courts and waives any objection to proceedings in such courts on the grounds of venue or on the grounds that the proceedings have been brought in an inappropriate forum.

21.3

These submissions shall not affect the right of any party to take proceedings in any other jurisdiction to the extent permitted by law, nor shall the taking of proceedings in any jurisdiction preclude any party from taking proceedings in any other jurisdiction.

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21.4

Forbes irrevocably appoints KPMG, or a legal firm to be established, based in the UK as its process agent to receive on its behalf service of process in any proceedings in England. Service shall be deemed completed on delivery to the process agent (whether or not it is forwarded to and received by Forbes). If for any reason that process agent ceases to be able to act as process agent, or no longer has an address in England, Forbes irrevocably agrees to appoint a substitute process agent acceptable to Fayrefield and to deliver to it a copy of the new process agent’s acceptance of that appointment within 30 days.

AS WITNESS the hands of the parties the day and year first before written

“Signed
Executed as a Deed for and on	)	Director
behalf of FAYREFIELD FOODS	)	“Signed”
LIMITED acting by two directors	)	Director/Secretary
or a director and secretary	)

“Signed”
Executed as a Deed for and on behalf	)	Director
of FORBES MEDI-TECH INC	)	“Signed”
acting by two directors or a director	)	Director/Secretary
and secretary	)

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